UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,335,721

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,335,721

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,100,144

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,100,144

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		767,104

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		767,104

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		767,104

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		767,104

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,335,721(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,335,721(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,721(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,100,144(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,100,144(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,144(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		7,970,073(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,970,073(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,970,073(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		7,970,073(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,970,073(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,970,073(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		11,358,305(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,358,305(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,358,305(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 3,388,232 shares held by Traxys S.à.r.l.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		11,358,305(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,358,305(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,358,305(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 3,388,232 shares held by Traxys S.à.r.l.
2 Based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.

Page 11 of 11 Pages

PART II — SCHEDULE 13D
Amendment No. 5 to Schedule 13D
This Amendment No. 6 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011, as amended and supplemented by Amendment No. 2 thereto filed on February 16, 2011, as amended and supplemented by Amendment No. 3 thereto filed on March 28, 2011, as amended and supplemented by Amendment No. 4 thereto filed on May 27, 2011 and as amended and supplemented by Amendment No. 5 thereto filed on June 24, 2011. Except as specifically provided herein, this Amendment No. 6 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction
On November 30, 2011, the 4,235,290 shares of Common Stock of the Issuer held by TNA Moly Group LLC were distributed to its members in a liquidating distribution. After the distribution, 3,388,232 shares were beneficially owned by Craig Cogut and Pegasus Capital LLC through Traxys S.à.r.l., one of the members of TNA Moly Group LLC.

Item 5. Interest in Securities of the Company
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 6 and is incorporated herein by reference. As of November 30, 2011, the Reporting Persons are the beneficial owners of an aggregate of 11,358,305 shares or approximately 13.5% of the Common Stock based on 83,896,087 shares of Common Stock outstanding as of November 9, 2011.
As of November 30, 2011, MPII owns 4,335,721 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Stock of the Company.

As of November 30, 2011, MPAIV1 owns 2,100,144 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.5% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, MPAIV2 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, MPAIV3 owns 767,104 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.9% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, Pegasus Partners IV, L.P. owns 4,335,721 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, Pegasus Partners IV (AIV), L.P. owns 2,100,144 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 2.5% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, Pegasus Investors IV, L.P. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.5% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, Pegasus Investors IV GP, L.L.C. owns 7,970,073 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.5% of the issued and outstanding Common Stock of the Company.
As of November 30, 2011, Pegasus Capital LLC owns 11,358,305 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.5% of the issued and outstanding Common Stock of the Company, of which 3,388,232 shares or approximately 4.0% of the issued and outstanding Common Stock of the Company are attributable to Traxys S.à.r.l.
As of November 30, 2011, Craig Cogut owns 11,358,305 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.5% of the issued and outstanding Common Stock of the Company, of which 3,388,232 shares or approximately 4.0% of the issued and outstanding Common Stock of the Company are attributable to Traxys S.à.r.l.
Pegasus Investors IV, L.P. is the managing member of MPII, MPAIVl , MPAIV2, and MPAIV3. Each of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. and Pegasus Partners IV (AIV), L.P., disclaims beneficial ownership of any of the Company’s securities to which this Schedule 13D relates and this Schedule 13D shall not be deemed an admission that any of Craig Cogut, Pegasus Capital LLC, Pegasus Investors IV GP, L.L.C., Pegasus Investors IV, L.P., Pegasus Partners IV, L.P. or Pegasus Partners IV (AIV), L.P. is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.1.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 2, 2011.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 2, 2011

PP IV MOUNTAIN PASS II, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 1, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 2, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS CAPITAL LLC

By:	/s/ Craig Cogut

Name: Craig Cogut
Title: President

/s/ Craig Cogut

Craig Cogut

Signature Page to Schedule 13D